SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16

of the Securities Exchange Act of 1934

For the month of August 2004

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Thomson group

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

OF THOMSON AND SUBSIDIARIES

Thomson group

UNAUDITED CONSOLIDATED INTERIM INCOME STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2004

AND JUNE 30, 2003, AND FOR THE YEAR ENDED DECEMBER 31, 2003

		Six months ended		Year ended December 31, 2003 audited
(in millions of euro)	Note	June 30, 2004 unaudited	June 30, 2003 (1) unaudited
Net sales		3,871	3,778	8,459
Cost of sales		(3,060)	(2,921)	(6,536)

Gross margin		811	857	1,923

Selling, general and administrative expense		(518)	(562)	(1,120)
Research and development expense		(147)	(156)	(295)

Operating income		146	139	508

Restructuring costs	(11)	(161)	(110)	(217)
Other income (expense), net	(5)	(41)	(5)	(32)
Equity investments		—	(2)	(7)

Earnings before interest, goodwill amortization and tax		(56)	22	252

Interest expense, net		(10)	(1)	(9)
Other financial expense, net		(28)	(30)	(70)

Financial expense	(4)	(38)	(31)	(79)

Amortization of goodwill		(42)	(45)	(76)
Income tax	(6)	(52)	(39)	(63)

Net income (loss) before minority interests		(188)	(93)	34

Minority interests		(1)	1	(8)

Net income (loss)		(189)	(92)	26

Weighted average number of shares outstanding -
basic net of treasury stock (2)		274,240,438	277,240,438	276,796,602
Basic net income per share (in euro)		(0.69)	(0.33)	0.09
Diluted net income per share (in euro)		(0.69)	(0.33)	0.09

(1)	At the end of 2003, Canal Plus Technologies activity was discontinued. Therefore, consistent with the presentation of the consolidated income statements for the year ended December 2003, profit and loss impacts are classified in other income (expense) net (€ 4 million as of June 30, 2003). Canal Plus Technologies revenues amounted to € 45 millions as of June 30, 2003.
(2)	The decrease is due to the 3,000,000 treasury stocks acquired in November 2003 (weighted number impact at the end of 2003).

Thomson group

UNAUDITED CONSOLIDATED INTERIM BALANCE SHEETS

AS OF JUNE 30, 2004, JUNE 30, 2003, AND DECEMBER 31, 2003

(in millions of euro)	Note	June 30, 2004 unaudited	June 30, 2003 unaudited	December 31, 2003 audited
ASSETS

Fixed assets:

Intangible assets, net	(7)	2,199	2,147	1,935

Property, plant and equipment		4,081	3,686	3,554
Less: accumulated depreciation		(2,362)	(2,127)	(2,080)

Property, plant and equipment, net		1,719	1,559	1,474

Equity investments		11	12	11
Other investments	(8)	153	78	125
Loans and other non-current assets		40	61	49

Total investments and other non-current assets		204	151	185

Total fixed assets		4,122	3,857	3,594

Current assets:
Inventories		801	906	744
Trade accounts and notes receivable, net		1,076	1,232	1,315
Current accounts with affiliated companies		85	92	79
Other receivables		792	1,056	960
Contract advances, net	(9)	266	296	205
Cash and cash equivalents		1,499	1,724	2,383

Total current assets		4,519	5,306	5,686

Total assets		8,641	9,163	9,280

Set out below, by way of information, is the Balance Sheet as of December 31, restated to include reintegration of the synthetic leases (see note 1):

December 31, 2003 unaudited
Intangible assets, net	1,935
Property, plant and equipment	3,879
Less: accumulated depreciation	(2,213)
Property, plant and equipment, net	1,666
Total investments and other non-current assets	185
Total fixed assets	3,786
Total current assets	5,686

Total assets	9,472

Thomson group

UNAUDITED CONSOLIDATED INTERIM BALANCE SHEETS

AS OF JUNE 30, 2004, JUNE 30, 2003, AND DECEMBER 31, 2003

(in millions of euro)	Note	June 30, 2004 unaudited	June 30, 2003 unaudited	December 31, 2003 audited
LIABILITIES, SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS

Shareholders’ equity:	(10)
Common stock (280,613,508 shares, nominal value € 3.75 per share)		1,052	1,052	1,052
Additional paid in capital		1,938	1,938	1,938
Retained earnings		1,107	1,293	1,411
Cumulative translation adjustment		(568)	(483)	(612)
Treasury shares		(210)	(155)	(210)
Revaluation reserve		4	4	4

Shareholders’ equity		3,323	3,649	3,583

Minority interests		19	3	9

Reserves:	(11)
Reserves for retirement benefits		643	696	653
Restructuring reserves		155	118	118
Other reserves		190	197	206

Total reserves		988	1,011	977

Financial debt	(12)	2,163	2,038	2,128

(of which short-term portion)		320	252	263

Current liabilities:
Trade accounts and notes payable		1,226	1,148	1,364
Accrued employee expenses		188	216	183
Other creditors and accrued liabilities		641	814	858
Debt related to Technicolor acquisition	(13)	93	284	178

Total current liabilities		2,148	2,462	2,583

Total liabilities, shareholders’ equity and minority interests		8,641	9,163	9,280

• Contractual obligations and commercial commitments	(15)
• Contingencies	(16)

Set out below, by way of information, is the Balance Sheet as of December 31, restated to include reintegration of the synthetic leases (see note 1):

December 31, 2003 unaudited
Shareholders’ equity	3,539
Minority interests	9
Reserves	977
Financial debt	2,449
Current liabilities	2,498

Total liabilities, shareholders’ equity and minority interests	9,472

Thomson group

UNAUDITED CONSOLIDATED INTERIM

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND JUNE 30, 2003

AND FOR THE YEAR ENDED DECEMBER 31, 2003

	Six months ended June 30, 2004 unaudited	Six months ended June 30, 2003 (7) unaudited	Year ended December 31, 2003 audited
(in millions of euro)
Operating income (loss)	146	139	508
Adjustments to reconcile operating income to cash from operating activities
Depreciation of property, plant and equipment	152	157	302
Amortization of intangible assets	14	19	39
Amortization of contracts and changes in reserves reflected in operating income (1)	64	37	107
Decrease (increase) in inventories net	(71)	2	120
Decrease (increase) in trade and other receivables, net	280	416	262
Increase (decrease) in trade accounts, notes payable and accrued expenses)	(167)	(60)	258
Change in other current assets and current liabilities (2)	(160)	(252)	(170)
Restructuring cash expenses	(105)	(84)	(173)
Others	(136)	16	(70)

Net cash provided by operating activities -I-	17	390	1,183

Capital expenditures	(180)	(281)	(510)
Disposal of fixed assets (3)	44	1	34
Acquisition of investments (note 14)	(422)	(339)	(565)
Disposals of investments	33	3	249

Net cash used by investing activities -II-	(525)	(616)	(792)

Net cash from operations -I+II-	(508)	(226)	391

Dividends paid (4)	(72)	(65)	(66)
Capital increase and minority interests (5)	—	—	(55)
Increase in short-term debt (6)	193	241	215
Repayment of short-term debt	(173)	(18)	(31)
Increase in long-term debt (notes 1 and 12)	14	355	456
Repayment of long-term debt (notes 1 and 12)	(318)	(6)	(8)

Net cash provided (used) by financing activities -III-	(356)	507	511

Effect of exchange rates and changes in reporting entities -IV-	(20)	(20)	18

Net increase (decrease) in cash and cash equivalents -I+II+III+IV-	(884)	261	920

Cash and cash equivalents at the beginning of the period	2,383	1,463	1,463

Cash and cash equivalents at the end of the period	1,499	1,724	2,383

(1)	Amortization of contract advances amounts to € 77 million, € 54 million and € 136 million as of June 30, 2004, June 30, 2003 and December 31, 2003 respectively.
(2)	This line excludes any change in balance sheet items unrelated to operating income, which mainly includes interest, income tax and non-current items, the cash effect of which is presented under “others”.
(3)	Includes for € 37 million the cash received in connection with the disposal of the optical components production plant.
(4)	Cash dividends paid to Thomson’s shareholders in 2004 amount to € 71 million (€ 62 million as of December 2003 and June 2003 respectively). Dividends paid to minority interests amount to € 1 million (€ 4 million and € 3 million as of December 2003 and June 2003 respectively).
(5)	Includes the repurchase of treasury stock.
(6)	Including the cash impact of currency swap transactions.
(7)	At the end of 2003, Canal Plus Technologies activity was discontinued. Therefore, consistent with the presentation of the consolidated statements of Cash Flows for the year ended December 2003, related cash in connection with operating activities are classified in other (€ 11 million as of June 30, 2003).

Thomson group

UNAUDITED CONSOLIDATED STATEMENTS

OF CHANGES IN SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS

For the six months ended June 30, 2004 and year ended December 31, 2003

	Number of shares	Common stock	Additional paid in capital net of costs	Treasury shares	Accumulated retained earnings	Cumulative translation adjustment	Revaluation reserves	Shareholders’ equity	Minority interests
	(in thousands)			(in millions of euro)
Balance at December 31, 2002	280,613	1,052	1,938	(155)	1,447	(339)	4	3,947	38

Translation adjustment	—	—	—	—	—	(273)	—	(273)	(1)
Dividends	—	—	—	—	(62)	—	—	(62)	(4)
Treasury stock (3,000,000 shares)	—	—	—	(55)	—	—	—	(55)	—
Change in perimeter	—	—	—	—	—	—	—	—	(32)
Net income (loss)	—	—	—	—	26	—	—	26	8

Balance at December 31, 2003	280,613	1,052	1,938	(210)	1,411	(612)	4	3,583	9

Translation adjustment	—	—	—	—	—	44	—	44	—
Change in accounting principles (1)	—	—	—	—	(44)	—	—	(44)	—
Dividends	—	—	—	—	(71)	—	—	(71)	(1)
Change in perimeter	—	—	—	—	—	—	—	—	10
Net income (loss)	—	—	—	—	(189)	—	—	(189)	1

Balance at June 30, 2004	280,613	1,052	1,938	(210)	1,107	(568)	4	3,323	19

(1)	Impact due to the first consolidation of the two special purpose entities as disclosed in note 1 and 2.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Seasonal activity

The markets on which our divisions are positioned are seasonal and activity generally increases in the second half of the year. Accordingly, first half financial and operating results are not necessarily indicative of the results for the full year.

1. ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The consolidated financial statements of the Thomson Group (also referred to herein as “the Group” or “Thomson”) have been prepared in accordance with French generally accepted accounting principles (“French GAAP”) as set forth in the French law on consolidation (the Act of January 3, 1985) and within Regulation 99-02, approved by the decree dated June 22, 1999 of the Comité de la Réglementation Comptable.

Article 133 of the French Law on Financial Security (Loi de Sécurité Financière or “LSF”) issued on August 1, 2003, modified article L233-16 of the French Commercial Code, which did not permit the consolidation of a company unless at least one share was owned. This new Article 133 disregards the number of shares held, and provides that fully controlled special purpose entities (SPEs) be consolidated as of January 1, 2004, applying a retrospective method. The law did not allowed an early application in 2003 (the potential impact on the balance sheet and profit and loss account had these entities been consolidated was set out in note 24 of our 2003 financial statements).

Thomson had two SPEs, which are now consolidated (note 2).

The impact prior to December 31, 2003 of the consolidation of these two SPEs has been booked to equity by a negative amount of € -44 million. The other balance sheet items changed as follows: Net Fixed assets increased by € 192 million, debts increased by € 321 million and deferred revenue related to Poland affiliate was reversed by € 85 million.

Income statement presentation: Thomson has elected to modify its income statement presentation, as permitted by regulation 99-02, to take into account upcoming changes to the presentation format of the income statement to take place over the next two years under IFRS. Thomson also believes that such a change provides more useful information to the users of its financial statements. Prior periods have been restated with the new classification and sub-total captions, however there is no change to previously reported income statement amounts.

Accounting principles applied are the same as those described in the 2003 annual report.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

The Income Statement under the former presentation is presented hereafter for information purpose:

		Six months ended		Year ended December 31, 2003 audited
	Note	June 30, 2004 unaudited	June 30, 2003 (1) unaudited
(in millions of euro)
Net sales		3,871	3,778	8,459
Cost of sales		(3,060)	(2,921)	(6,536)

Gross margin		811	857	1,923

Selling, general and administrative expense		(518)	(562)	(1,120)
Research and development expense		(147)	(156)	(295)

Operating income		146	139	508

Interest expense, net		(10)	(1)	(9)
Other financial expense, net		(28)	(30)	(70)

Financial expense	(4)	(38)	(31)	(79)

Equity investments		—	(2)	(7)
Amortization of goodwill		(42)	(45)	(76)
Other income (expense), net		(202)	(115)	(249)
Income tax	(6)	(52)	(39)	(63)

Net income (loss) before minority interests		(188)	(93)	34

Minority interests		(1)	1	(8)

Net income (loss)		(189)	(92)	26

(1)	At the end of 2003, Canal Plus Technologies activity was discontinued. Therefore, consistent with the presentation of the consolidated income statements for the year ended December 2003, profit and loss impacts are classified in other income (expense) net (€ 4 million as of June 30, 2003). Canal Plus Technologies revenues amounted to € 45 millions as of June 30, 2003.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Translation of foreign subsidiaries’ financial statements

The main exchange rates used for translation (euro to unit currency) are summarized in the following table:

	June 30, 2004		June 30, 2003		December 31, 2003
	Closing rate	Average Rate	Closing rate	Average rate	Closing rate	Average rate
U.S. Dollar	0.82271	0.81676	0.87512	0.90272	0.79177	0.87934
Pound Sterling	1.49087	1.48789	1.44258	1.45388	1.41884	1.44323

2. MAIN CHANGES IN THE SCOPE OF CONSOLIDATION

Additions since January 1, 2004

•	In accordance with the new regulation Article 133 of the French Law on Financial Security (Loi de Sécurité Financière or “LSF”) issued on August 1, 2003, Thomson fully consolidated two SPEs starting on January 1, 2004. One of the SPEs was put in place in 2000 in connection with a synthetic lease transaction for Thomson Display Mexicana S.A. de C.V. concerning a new television tube manufacturing facility located in Mexicali (Mexico) and the other SPE was put in place in 2001 in connection with a similar lease transaction for Thomson multimedia Polska sp.zo.o (Poland) which involved the transfer of title of its tube manufacturing equipment. On March 31, 2004 Thomson multimedia Polska sp.zo.o unwound the synthetic lease transaction by repaying the debt held via the SPE; consequently title of the equipment was transferred back to Thomson multimedia Polska sp.zo.o.

•	On January 7, 2004 Thomson completed the acquisition of the Tubes division of the Chinese company Xinyuan Highway Development (known under the name of “Fortune”). This activity is fully consolidated from that date. Concurrently with this operation, Thomson increased its ownership into Thomson Guangdong Display Co. Ltd. to 77%.

•	On March 23, 2004 Thomson signed a definitive agreement to sell to the Taiwanese company, Foxconn, the shares of its optical pick-up manufacturing entity located in China within Thomson OKMCO Shenzen Co.Ltd. Thomson will continue its research, product development and selling activities in this business.

•	On April 20, 2004 Thomson acquired International Recording, a Rome-based company specializing in creating multiple foreign language versions for theatrical and broadcast content, as well as for video games. This company is fully consolidated from that date.

•	On May 12, 2004 Thomson acquired Command post, a leading Canadian provider of video/audio post-production and film services for the North American motion picture industry. This company is fully consolidated from that date.

•	On May 15, 2004 Thomson acquired the video division of Parker Vision, a pioneer of live television production automation systems. This activity is fully consolidated from that date.

•	On June 11, 2004 Thomson acquired from Beijing C&W Electronics (Group) Co. Ltd. the 45 % minority interest owned in Thomson Zhao Wei Multimedia Co., Ltd. (People’s Republic of China). Thomson already held the other 55%, as well as joint control. Because this ownership is temporary (this company will be part of the TV business contributed by Thomson to “TCL-Thomson Electronics” (TTE) during July) the pro rata consolidation method was not changed for the last two weeks of June.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

•	On June 16, 2004 Thomson acquired from Alcatel the 25% minority interests owned in Nextream S.A. Thomson already held the other 75%, together with the management control. Nextream which was fully consolidated is now 100% held by the Group.

•	On June 18, 2004, Thomson acquired Madrid Film SL, also known as Madrid Film Group, the largest film and post-production operation in Spain. Because no significant activity occurred subsequent to this acquisition date, the acquisition is shown at cost under “Other Investments”.

•	On June 24, 2004 Thomson acquired the HNS’ set-top box manufacturing assets of Hughes Network Systems (the manufacturing activity of Direct TV Group) and signed concurrently an agreement for the long-term development and supply of digital satellite set-top boxes (STBs).

•	On June 25, 2004 in order to complete the agreements signed in 2003 concerning Canal+ Technologies and the sale of the MediaGuard™ business to Kudelski (more details are provided under note 6 and note 23 of our year end 2003 financial statements), Thomson sold to Kudelski 50% of its shares into Canal+ Technologies to form a joint venture in the field of the conditional access systems patents, which is consolidated under the pro rata method from that date.

Changes in the scope of consolidation in 2003

•	Since January 1, 2003 the financial statements of all subsidiaries in which Thomson has a direct or indirect controlling interest have been consolidated, whether or not the activity is significant, except for three insignificant companies held for liquidation. As a result, thirty entities have been included in the scope of consolidation, representing an external turnover of € 14.6 million, operating result of € 1 million and total assets of € 45.2 million.

•	In January 2003, Screenvision Europe Group sold its 71% participation in a subsidiary, TWICE, which is therefore not consolidated subsequent to December 31, 2002.

•	On January 31, 2003, Thomson acquired 89% of Canal+ Technologies (Thomson held a small percentage of Canal+ Technologies before this agreement). The company acquired comprised two businesses, namely conditional access systems marketed under the brand name MediaGuard™ and middleware operating systems marketed under the brand name of MediaHighway™. In both cases, the related products and services are marketed to digital TV operators.

During December 2003, Thomson completed the sale of the MediaHighway™ business and the MediaGuard™ business. The assets retained were intellectual property assets plus cash acquired with and retained in the business. Accordingly, the activity of Canal+ Technologies has been accounted for as a non-operational activity for 2003 and its results included in “other income (expense), net”, together with the gain on disposal, net of expected costs. More details of the financial consequences of the purchase and sale of the Canal+ Technologies business are in year end 2003 financial statements in notes 23 and 6 respectively. The revenue and the operating result of Canal+ Technologies before any impact related to the disposal of the activity disposed of were € 90 million and € -2 million respectively for the eleven months of the year 2003.

•	On February 5, 2003, Thomson acquired from Alcatel the latter’s 50% interest owned in the ATLINKS joint venture for an amount of € 69 million, Thomson already held the other 50%, together with the management control. ATLINKS is now 100% held by the Group.

•	On February 28, 2003, the Group acquired Pacifica Media Affiliates (PMA) assets, a leading Los Angeles-based provider of audio editorial, and mixing facilities for feature films and broadcast production content. PMA has been fully consolidated since that date.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

•	On March 31, 2003, an amendment to the joint venture agreement with Schneider concerning Easyplug was made, according to which Thomson lost control over the joint venture. Easyplug is therefore consolidated by the equity method at 50% since that date.

•	On May 8, 2003 Screenvision Europe, a 50-50 joint venture with Carlton Communications, acquired 100% of RMB Slovakia S.r.o. and 50% of Nordic Media Link A.B. (NML). These entities are consolidated from that date using the pro rata method.

•	On June 6, 2003, Thomson acquired from Microsoft its 20.4% of minority interests in TAK. The Group now owns 100% of this company.

•	On June 16, 2003, Screenvision Europe acquired the 50% minority interest in RMB Entertainment S.A.

•	On June 16, 2003, Thomson purchased the remaining 11% minority interests in Thomson multimedia India Private Ltd. The Group now owns 100% of this company.

•	On July 8, 2003, Thomson acquired for an amount of € 50 million the business and assets of the Recoton accessories business, a leading provider of accessories and related services to the U.S. retail industry. The Recoton business has been fully consolidated since that date.

•	On July 8, 2003, Thomson acquired additional shares in Celstream, a global information technology services firm with advanced expertise in product development, located in India. Thomson owns 38.75% of Celstream, which has been consolidated by the equity method since that date.

•	On September 18, 2003, Thomson acquired from Qualcomm its 20% interest in the Technicolor Digital Cinema (TDC) joint venture, for a total amount of € 23 million (of which € 15 million was paid in cash in 2003). The Group now owns 100% of Technicolor Digital Cinema, which is fully consolidated since that date (previously, TDC was consolidated using the pro rata method).

•	On October 21, 2003, Thomson acquired Cinecolor Lab Company, Ltd, a Thai company and one of the premier motion picture film laboratories and post-production facilities in the Austral-Asian film and post-production markets. Cinecolor is fully consolidated since that date.

•	On November 13, 2003, Thomson completed the disposal of all of its interests in the business and assets of Singingfish for € 7 million.

•	On December 31, 2003, Thomson sold 55.1% of its participation in Total Technology Company, a company located in Asia.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Pro forma information

For comparative purposes, the table below presents condensed consolidated income statements on a pro forma basis under French GAAP. The 2003 pro forma information has been prepared in order to present 2003 within the same consolidation perimeter as that which existed during 2004.

(Unaudited)	Six months ended June 30, 2003	Impact of Acquired and Disposed Businesses (2)	Six months ended June 30, 2003 (Pro forma)	Six months ended June 30, 2004
Net sales	3,778	132	3,910	3,871
Operating income	139	18	157	146
Financial expense (1)	(31)	(2)	(33)	(38)
Goodwill amortization	(45)	(2)	(47)	(42)
Minority interests	1	—	1	(1)
Net income	(92)	14	(78)	(189)
Weighted average number of shares outstanding in the period	277,240,438	—	277,240,438	274,240,438
Basic net income per common shares (in euro)	(0.33)	0.05	(0.28)	(0.69)
Diluted net income per common shares (In euro)	(0.33)	0.05	(0.28)	(0.69)

(1)	The additional pro forma financial expense represents only the increase of interest expenses measured as if the Group had paid related acquisitions 6 months before.

(2)	Pro forma information is comprised of the following adjustments comprising the material changes to the perimeter:

•	During the six months ended June 30, 2004 the material changes comprised the following entities: Fortune and ParkerVision.

•	In 2003, the material changes comprised the following entities: PMA, Cinecolor Lab Cie and Recoton business.

•	Thomson Optical pick-up manufacturing activity within Thomson OKMCO Shenzen Co. Ltd. has been excluded from consolidation in April 2004. No other material entity or segment component was excluded from consolidation in 2003 and 2004.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

3. INFORMATION BY BUSINESS SEGMENT

Until 2004, Thomson’s organizational and reporting structure consisted of four operational divisions:

Contents and Networks, Components, Consumer Products and Licensing.

The activities under this segment structure is presented below for the first half of the year 2004 and 2003:

	Content & Networks	Components	Consumer Products	Licensing	Holdings	Consolidation Adjustments	Total
				(3)
Six months ended June 30, 2004
Net sales from external customers	1,733	564	1,383	186	5	—	3,871
Intersegment sales	4	158	5	1	77	(245)	—
Operating income (loss)	130	(49)	(32)	153	(56)	—	146
Segment assets (1)	2,347	1,107	925	4	69	—	4,452
Capital employed (2)	1,939	794	456	32	31	—	3,252
Net goodwill	1,301	12	30	—	—	—	1,343

	Content & Networks	Components	Consumer Products	Licensing	Holdings	Consolidation Adjustments	Total
	(4)			(3)
Six months ended June 30, 2003
Net sales from external customers	1,667	484	1,414	208	5	—	3,778
Intersegment sales	3	209	—	—	71	(283)	—
Operating income (loss)	133	(38)	(81)	185	(60)	—	139
Segment assets (1)	2,436	1,001	952	9	91	—	4,489
Capital employed (2)	2,063	722	568	72	19	—	3,444
Net goodwill	1,334	1	20	—	—	—	1,355

(1)	Segment assets include tangible and intangible fixed assets (without goodwill), trade receivables and inventory.
(2)	Capital employed is defined as being the aggregate of net tangible and intangible assets (without Goodwill), operating working capital and other current assets and liabilities (excluding reserves, tax, debt related to Technicolor acquisition and debt to suppliers of fixed assets).
(3)	As set out under Accounting Policies, Thomson’s patent license agreements generally provide that a specified royalty amount is earned on each product shipped to a third party by a licensee. Thomson’s policy is to record licensing revenue as it is earned. The gross royalty amount is determined on a quarterly basis and in accordance with the license agreement. However some agreements may include royalty payments related to previous periods’ production. Such payments can be significant in the context of certain periods income including the first semester of 2003 and 2004.
(4)	At the end of 2003, Canal Plus Technologies activity was discontinued. Therefore, consistent with the presentation of the consolidated income statements for the year ended December 2003, profit and loss impacts are classified in other income (expense) net of Content & Networks division (€ 4 million as of June 30, 2003). Canal Plus Technologies revenues amounted to € 45 millions as of June 30, 2003).

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Thomson announced in February 2004 its intentions to reorganize its structure in order to align the Company’s overall structure in view of its 2004 strategy with the Group’s three main client types of the Group: Digital Content Solutions, Video Networks Solutions and Industrial and Consumer Solutions:

Digital Content Solutions – serving clients who create content (i) services for content creation and management, through post-production, content management and archiving and security solutions, (ii) content replication services through the manufacturing of DVDs, VHS cassettes and films and (iii) the physical distribution of this content.

Video Networks Solutions – serving clients who distribute content and regroups (i) our complete range of broadcast equipment for professional usage (cameras, film imaging and signal processing equipments, encoders/decoders, broadcast servers, routers), (ii) network services which regroups turnkey solutions for the management of studios/broadcast centers by developing our offerings of play-out, digital delivery, Video-on-Demand (“VoD”), digital cinema and screen advertising, and (iii) our broadband access products, particularly digital decoders.

Industrial and Consumer Solutions – serving clients who develop, manufacture or distribute consumer electronics products and regroups (i) Components business, (ii) mobility and home networking solutions, including accessories, residential telephony and digital players offerings, (iii) the services provided to TTE and (iv) licensing services of THOMSON® and RCA® worldwide-recognized brands.

Furthermore, in conformity with industry practice, Thomson’s research and development and licensing activities have been integrated into these three divisions to meet the specific needs of each of the Company’s client groups and to generate operating efficiencies and competitiveness. Each division has its dedicated research and technology resources, including licensing revenues, in order to fully leverage Thomson’s strong positions in key technologies for future growth in the era of visual imaging.

The new structure is in the course of implementation. By way of information, the 2004 segment activity would have been as follows:

(unaudited)	Digital Content Solutions	Video Networks Solutions	Industry and Consumer Solutions	Holdings	Consolidation Adjustments	Total
Six months ended June 30, 2004
Net sales from external customers	1,036	774	2,056	5	—	3,871
Intersegment sales	8	5	7	76	(96)	—
Operating income (loss)	106	71	(1)	(30)	—	146
Segment assets	1,751	593	2,034	74	—	4,452
Capital employed	1,610	308	1,295	39	—	3,252
Net goodwill	759	542	42	—	—	1,343

(unaudited)	Digital Content Solutions	Video Networks Solutions	Industry and Consumer Solutions	Holdings	Consolidation Adjustments	Total
Six months ended June 30, 2003
Net sales from external customers	998	723	2,052	5	—	3,778
Intersegment sales	3	2	6	71	(82)	—
Operating income (loss)	128	38	10	(37)	—	139
Segment assets	1,755	683	1,958	93	—	4,489
Capital employed	1,581	456	1,386	21	—	3,444
Net goodwill	874	365	21	95	—	1,355

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

4. FINANCIAL EXPENSE

	Six months ended June 30, 2004	Six months ended June 30, 2003	Year ended December 31, 2003
	(in millions of euro)
Interest income	17	16	32
Interest expense	(27)	(17)	(41)

Interest (expense) income, net (1)	(10)	(1)	(9)

Cash payment discounts granted	(3)	(3)	(9)
Cash payment discounts obtained	—	1	1
Pension plans interest cost relating to shut-down activities	(11)	(12)	(24)
Other interest on non-financial payables	(10)	(4)	(14)
Dividends	—	—	2
Exchange profit (loss)	(1)	(3)	(18)
Other (2)	(3)	(9)	(8)

Other financial expense, net	(28)	(30)	(70)

Total	(38)	(31)	(79)

(1)	Includes € 1 million, € 4 million and € 6 million of interest on promissory notes related to the acquisition of Technicolor for June 30, 2004, June 30, 2003 and December 31, 2003, respectively.
(2)	This amount mainly includes the valuation allowance related to financial investments carried at cost in 2003, and factoring costs for 2004.

5. OTHER INCOME (EXPENSE), NET

	Six months ended June 30, 2004	Six months ended June 30, 2003	Year ended December 31, 2003
	(in millions of euro)
Gain on disposal of fixed assets/investments (1)	(1)	(2)	51
Write-off of fixed assets (2)	(7)	(8)	(52)
Other (3)	(33)	5	(31)

Total other income (expense), net	(41)	(5)	(32)

(1)	On March 23, 2004, Thomson signed an agreement to sell to the Taiwanese company, Foxconn, the shares of its optical pick-up manufacturing entity located in China within Thomson OKMCO Shenzen Co. Ltd. No result has been recorded on this sale.

In 2003, this amount mainly relates to Canal+ Technologies businesses disposal:

On January 31, 2003, Thomson acquired 89% of Canal+ Technologies (Thomson held a small percentage of Canal+ Technologies before this agreement) for a purchase consideration of € 190 million. The business acquired comprised two businesses, namely conditional access systems marketed under the brand name MediaGuard™ and middleware operating systems marketed under the brand name of MediaHighway?™. In both cases, the related products and services are marketed to TV operators.

During December 2003, Thomson completed the sale of the MediaHighway™ business and of the MediaGuard™? business. The assets retained were intellectual property assets, plus cash acquired with and retained in the business. The sale of the two businesses resulted in a capital gain of € 46 million after tax (recorded in the holdings segment). The activity of Canal+ Technologies has been accounted for as a non-operational activity for 2003, and all income and expense of the businesses, together with the gain on disposal net of expected costs have been combined and recorded under “other income (expense), net”.

(2)	As of June 30, 2004, € -6 million are write-down of certain assets of the Content & Network segment.

As of December 31, 2003, this amount mainly relates to the impairment of certain production assets of the Content & Networks segment for € -21 million, and to the impairment of certain assets in the Components segment for € -27 million.

As of June 30, 2003 € -8 million is related to write-off of fixed assets in the Components Segment.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

(3)	Detail of “Other, Other Income (Expense), Net” significant items are detailed hereafter.

As of June 30, 2004:

-	€ -15 million are related to an indemnity in the Content & Network Segment.

-	On March 12, 2004, the Components segment decided to definitively close one tube plant and one glass plant in the United States. As a result of such closure the Group incurred certain operational impairment amounted to € -3 million. Operational impairment consists primarily of the reduced production output that resulted from the restructuring announcement until the effective closure.

-	Following the classification in 2003 of Canal + Technology as a discontinued operation, the Group has reported a € -3 million non-current loss, net of tax in the period ended June 30, 2004.

-	The Group recorded a € -3 million loss related to US Customs litigation settlement.

-	€ -2 million losses are related to a patent litigation settlement.

-	€ -2 million losses are related to a risk of un-recoverability of certain VAT receivables in Italia.

-	€ 1 million gain has been recognized as a non-current income and is related to the assurance reimbursement on certain damage the Group experienced in one of its tube plant in France.

As of December 31, 2003:

-	During February 2003, the Components segment decided to temporarily stop one of its large-size tube production lines (line 1) in Marion, Indiana. The decision to definitively close the line was finally announced on June 12, 2003, together with the decision to close a second line (see below). The costs incurred between February and June associated with this closure have been classified under “other income/(expenses)” and totaled € -8 million. They include mainly employee unemployment costs (€ -3 million) and operational impairment (€ -5 million). Operational impairment consists primarily of the reduced production output that resulted from inter-plant job changes that are required by the seniority protection clauses in the union contracts.

-	€ -10 million related to Components segment, which decided to stop a second display production line (line 2) in Marion, Indiana, in June. The costs incurred between February and June associated with this closure have been classified under “other income/(expenses)” and amount to € -10 million. This mainly includes employee unemployment costs (€ -4 million), operational impairment (€ -5 million) and some other costs (€ -1 million) with no future benefits for the Group and which are directly related to the decision to temporarily stop the production line.

-	€ 6 million income related to the reversal of a provision for litigation (i.e., a judgment rendered in favor of Thomson), as well as other various miscellaneous income.

-	€ -4 million pertains to pension and medical retiree benefit expenses incidental to the major restructuring plans. Such pension settlement expense corresponds to a portion of the unrecognized pension loss as employees from previous restructuring plans terminated their lay-off status and withdrew their pension money. Such amount is broken down by segment as follows: € -2 million in Consumer Products, € -1 million in Holdings, and € -1 million in Content & Networks.

-	€ -8 million are related to litigation in the Audio Video profit center.

As of June 30, 2003:

-	€ 6 million income related to the reversal of a provision for litigation (judgment of the lawsuit in favour of Thomson), as well as other various miscellaneous income, and

-	€ -8 million expense explained as follows: during February 2003, Components Segment decided to temporarily stop one of its large-size tube production lines (line #1) in Marion, Indiana. The decision to definitively close the line was finally announced on June 12, 2003. The costs incurred between February and June associated with this closure have been classified under “other income/(expenses)”, and total € -8 million. They include mainly employee unemployment costs (€ -3 million), and operational impairment (€ -4 million). Operational impairment is primarily the reduced production output that resulted from interplant job changes that are required by the seniority protection clauses in the Union contracts.

-	€ 4 million income related to the Canal+ Technologies discontinued operation. Therefore, consistent with the presentation of the consolidated income statements for the year ended December 2003, related profit and loss impacts are classified in other Income (expense) net of Content & Networks division for the period ended June 2004.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

6. INCOME TAX

Pursuant to the provisions of the French Tax Code (article 209 quinquies) and in accordance with a tax agreement from the French Tax Authorities dated November 6, 2002, Thomson has been filing a worldwide consolidated tax return (the “Regime”). This Regime started on January 1, 2001 and will expire on December 31, 2005 unless renewed.

This Regime provides that the basis for income tax computation of the parent company is not limited to French consolidated subsidiaries taxable income but also includes taxable income, as determined under French tax law, of more than 50% owned foreign entities (the “Foreign Entities”). Within certain limits, the French Tax Code allows for the reduction of the taxable income of profitable companies by offsetting taxable losses of other entities. Also French income tax payable, as determined by the method described above, allows for the application of foreign taxes due in local jurisdictions and related to greater than 50% owned foreign entities, to be applied as a credit to income taxes due in France.

The income tax expense for the periods ended June 30, 2004 and 2003 is determined using the year-end 2004 and 2003 forecasted effective tax rate applied to the year to date June result of affiliates. When an affiliate has a pre-tax loss at end of June, a tax asset is recorded only when the affiliate has anticipated to generate sufficient taxable Income from the twelve months period ended December 31, 2004.

Effective tax rate:

(in millions of euro)	Six months ended June 30, 2004	Six months ended June 30, 2003
Income before tax and before minority interest	(136)	(54)
Less: Equity in income of unconsolidated affiliates	—	(2)
Goodwill amortization	(42)	(45)

Total	(94)	(7)
Total income tax	(52)	(39)

Effective tax rate	N/A	N/A

The income tax income related to French subsidiaries amounted to € -21.5 million as of June 2004. This period income tax expense of French subsidiaries relates to € -13.2 million of unrecoverable withholding tax on licensing revenues and to € -10 million of deferred tax asset consumption.

In the US, the income tax expense of the tax consolidation as of June 2004 amounted to € -2 million, including € -3.8 million of foreign withholding taxes.

In addition, the major tax paying legal entities as of June 2004 are China for € -8 million corresponding to the deferred tax liability in relation with the restructuring costs capitalized in Foshan’s goodwill as described in note 11. b) (b), Poland for € -4.7 million and Mexico for € -4.7 million. As of June 2003, the major tax paying legal entities were the UK entities for € -6 million and Thomson Polska for € -5 million.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

7. INTANGIBLE FIXED ASSETS

	June 30, 2004			June 30, 2003	December 31, 2003
	Gross	Accumulated amortization	Net	Net	Net
	(in millions of euro)
Goodwill	1,558	(215)	1,343	1,355	1,100
Patents, trademarks and customer relationships (1)	924	(106)	818	740	796
Other intangibles	163	(125)	38	52	39

Total	2,645	(446)	2,199	2,147	1,935

			Of which:
			Gross value	2,532	2,317
			Accumulated amortization	(385)	(382)

(1)	This caption consist mainly of the trademarks (€ 189 million for Technicolor trademark at June 30, 2004 closing rate) and customer relationships (€ 247 million and € 73 million, respectively for Technicolor and PDSC at June 30, 2004 closing rate) which are not amortized.

Goodwill

(In millions of euro)	Purchase Date	Amortization Life	June 30, 2004			June 30, 2003	December 31, 2003
			Gross	Amorti- zation	Net	Net	Net
ATLINKS	1999 & 2003	15	66	(13)	53	58	56
Technicolor Group (1)	2001	20	510	(89)	421	477	417
Screenvision US	2001	20	36	(5)	31	35	31
Miles O’ Fun, Inc.	2001	20	8	(1)	7	7	7
BTS	2001 & 2002	15	129	(27)	102	111	107
Nextream	2001 & 2004	15	19	(1)	18	5	5
Thomson Broadband (ADSL)	2001	10	68	(17)	51	58	54
Vidfilm	2002	20	30	(3)	27	63	27
Grass Valley	2002	15	95	(15)	80	90	80
Still in Motion	2002	20	7	(1)	6	6	5
Southern Star Duplitek	2002	20	28	(3)	25	56	27
Panasonic Disc Services Corporation (PDSC) (1)	2002	20	251	(30)	221	250	223
Screenvision Europe	2002 & 2003	20	17	(2)	15	14	16
Grundig DIS business	2002	15	9	(1)	8	10	8
Technicolor Digital Cinema	2003	20	19	(1)	18	—	17
Cinecolor	2003	20	11	—	11	—	11
Canal+ Technologies (2)	2003	N/A	—	—	—	95	—
Command Post (3)	2004	20	14	—	14	—	—
ParkerVision (3)	2004	15	11	—	11	—	—
Fortune (3) (note 11. b) (b))	2004	15	12	—	12	—	—
HNS (3)	2004	N/A	191	—	191	—	—
Others (less than € 7 million net individually)			27	(6)	21	20	9

Total			1,558	(215)	1,343	1,355	1,100

(1)	Technicolor and PDSC goodwill gross value increased by respectively € 20 million and € 10 million in 2004 due to the increase in value of the USD.
(2)	See comments in note 2.
(3)	As of June 30, 2004, a preliminary purchase valuation assessment had been carried out on these companies. The final assessment should be completed no later than the close of the first financial year subsequent to the acquisition pursuant to French Regulation 99-02.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

8. OTHER INVESTMENTS

	June 30, 2004			June 30, 2003	December 31, 2003
	At cost	Valuation Allowance	Net	Net	Net
	(in millions of euro)
Investments in:
—listed securities	14	—	14	11	14
—unlisted securities (1)	225	(89)	136	65	111
—subsidiaries recently acquired and not yet consolidated (2)	3	—	3	2	—

Total	242	(89)	153	78	125

(1)	This caption includes minority positions in unlisted companies strategic to the Group, including at June 30, 2004, a preference share investment totalling € 123 million at June 30, 2004 closing rate (€ 99 million at December 31, 2003 closing rate).
(2)	When an activity is acquired just prior to the closing date of a reporting period, and the activity between purchase date and closing date is not material, the company may elect to classify such acquired activities under “other investments”.

As of June 2004, only Madrid Film has been reported this way.

As of June 2003, Nordic Media Link and RMB Slovakia (Screenvision Europe acquisitions) are accounted for in this manner.

9. CONTRACT ADVANCES, NET

Contract advances primarily relate to customer contracts with Technicolor that conducts business with the majority of its customers under long-term contracts. These contracts award to Technicolor a customer’s business within a particular territory over the specified contract period (typically from 1 to 5 years). The contracts contain provisions that establish pricing terms for services and volumes to be provided and other terms and conditions. Consideration is typically paid as an advance to customers in return for the customer’s various commitments over the life of the contracts.

Such advance payments are recorded as “contracts advances, net” and are amortized as a reduction of “net sales” on the basis of units of production or film processed. Technicolor customer advances amounted to € 250 million, € 275 million and € 188 million, respectively, as of June 30, 2004, June 30, 2003 and December 31, 2003.

As of June 30, 2004 advances paid on contracts on the Group’s screen advertising joint ventures in the U.S. and Europe were € 16 million (€ 21 million as of June 30, 2003 and € 17 million as of December 31, 2003).

10. SHAREHOLDERS’ EQUITY

Common stock and additional paid-in capital

As of June 30, 2004, December 31, 2003 and June 30, 2003, the share capital of Thomson is € 1,052,300,655 consisting of 280,613,508 shares of common stock outstanding with a nominal value of € 3.75.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

11. RESERVES

a) Reserve for retirement benefits

The actuarial methods used to calculate the reserve as of June 30, 2004 and 2003 are the same as those used for year end 2003 and 2002, respectively and at the curtailment date when such an event occur. Actuarial valuations are made on an annual basis and at an event requiring curtailment accounting and therefore are not specifically performed as of June. The company has elected to use an early measurement date of September 30, therefore the December disclosures reflect the September 30 reserves rolled forward. Nevertheless, for restructuring plans requiring curtailment accounting, curtailment impacts and plan re-measurements are actuarially calculated.

In November 2003, a significant plan amendment to the US post-retirement medical plan was adopted, one of whose impacts was to increase the monthly premium payments made by the retirees over time, starting January 2004. As the effect of this change was significant, the plan was re-measured in November 2003 and resulted in a gain relative to prior service costs to be recognized over the average future service years of affected employees starting with the calendar year 2004 recognized expense.

On March 12, 2004 Thomson announced the closure of the Circleville Glass manufacturing plant in the US and the closure of the Marion tube manufacturing plant. The closures required the recognition of part of the above-mentioned unrecognized gain, as well as the other impacts of curtailing service at the time of plant closure for a gain against restructuring cost (note 11.b). The plant closures also resulted in a re-measurement of the ongoing US post-retirement and pension plan expense to be recognized in the second half of 2004.

b) Restructuring reserves

	June 30, 2004	June 30, 2003	December 31, 2003
	( in millions of euro)
Reserves at the beginning of the period	118	127	127
Current year expense (1)	171	114	226
Release of provision (1)	(10)	(4)	(9)
Usage during the period	(105)	(84)	(173)
Change in perimeter (2)	25	22	22
Currency translation adjustment and other movements (3)	(44)	(57)	(75)

Reserves at the end of the period	155	118	118

(1)	Net restructuring costs by segment are:

	Six months ended June 30, 2004	Six months ended June 30, 2003	Year ended December 31, 2003
	(in millions of euro)
Content & Networks (a)	(18)	(16)	(48)
Components (b)	(129)	(58)	(100)
Consumer Products (c)	(9)	(25)	(49)
Holding (d)	(5)	(11)	(20)

Total restructuring expense	(161)	(110)	(217)

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

The restructuring expense includes for the periods ended as of June 30, 2004 and 2003 and December 31, 2003:

	Six months ended June 30, 2004	Six months ended June 30, 2003	Year ended December 31, 2003
	(in millions of euro)
Termination costs	(83)	(82)	(175)
Write off of assets	(78)	(28)	(42)

Total restructuring expense	(161)	(110)	(217)

For the period ended June 30, 2004 and 2003 and December 31, 2003, the restructuring expense comprises the following plans, by segment:

As of June 30, 2004:

(a)	Restructuring costs of Content & Networks are mainly driven by the VHS consolidation plan. This plan includes the consolidation and the rationalization of our VHS replication facilities in the United States and in Europe. Costs related to this plan amount to € 14 million. This plan has been announced during the first quarter of 2004. As of June 30, 2004, other restructuring costs are related to acquired businesses in 2002. Such restructuring costs are expensed as incurred because they benefit to future activity of the Group, (i.e. training, moving or harmonization costs).

(b)	Restructuring costs of the Components Segment are mainly related to the closure of the tube plant and the glass plant in the United States announced on March 12, 2004. Total expenses charged to income in the period related to these closures amount to € 23 million of exit costs and € 24 million of write off of assets for the tube plant and to € 20 million of exit costs and € 57 million of write off for the closure the glass plant. The above mentioned exit costs are net of curtailment gains (note 11 a) that are related to the two above plant closures, and amount to € 18 million. Certain closure costs of the tube plant have been charged to the acquisition costs of Fortune (note 2) for an amount of € 19 million (netted of curtailment gains that amounts to € 14 million).

(c)	Restructuring activities of Consumer Products mainly relates to programs undertaken in 2003 for which costs were not provided for as of December 31, 2003 because it has been determined that they were benefiting to future activities of the Group (ie. training, moving or harmonization costs). These costs mainly relates to the re-organisation of our TV business and amount to € 8 million.

(d)	Reorganisation of the holding segment is mainly related to the reorganisation/downsizing of our corporate headquarter in Indianapolis, Indiana for which expenses charged to income during the period amount to € 2 million. Other costs are related to ongoing expenses on the downsizing of certain research and development centres in France for € 1 million and the re-organisation of our headquarters in Paris, France for € 2 million.

As of June 30, 2003:

(a)	Restructuring costs of Content & Networks result from restructuring programs related to acquired businesses in 2002. Such restructuring costs are expensed as incurred because they benefit to future activity of the Group, (i.e. training, moving or harmonization costs).

(b)	Restructuring and reorganization programs of Components Segment announced in June 2003 mainly comprise the adaptation of the production capacity of two plants in the United States of America that led to the closure of two tubes production lines in Marion and one glass production tank in Circleville.

(c)	Restructuring activities of Consumer Products mainly comprise the following programs for the six months ended June 30, 2003:

- New plans announced in 2003, the Tune up plan for adaptation of the segment costs structure to the business environment and the reorganization of certain Mexican facilities to improve the Segment profitability; these plans have been announced in June 2003.

- Restructuring costs for programs undertaken in 2002 and mainly related to the closure of one plant in France but for which reliable estimates were not available at the time of the decision.

(d)	Restructuring and reorganization costs of Holding activities mainly comprise the downsizing of certain research and development centres in France. Such restructuring plans have been announced in June 2003.

As of December 31, 2003:

(a)	Content and Networks:

- New restructuring plans aimed to consolidate the film replication business and the broadcast business for a total expense of € -9 million over 2003.

- Restructuring programs related to acquired businesses in 2001 and 2002 amounting to € -29 million. Such restructuring costs are expensed as incurred because they benefit the future activity of the Group (i.e., training, moving or harmonization costs).

(b)	Components: mainly comprise in 2003 the adaptation of the production capacity:

- Closure of two tubes production lines in Marion and one glass production tank in Circleville amounting to € -60 million.

- Downsizing of the workforce of one plant in Italy amounted to € -14 million.

- Downsizing of our facilities in the storage digital module business in Asia (€ -8 million).

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

(c)	Consumer Products: mainly comprise in 2003:

- New plans announced in 2003 including the Tune up/CPMax plans for adaptation of the segment costs structure to the business environment (€ -13 million), the reorganization of certain Mexican facilities to improve the segment profitability (€ -9 million).

- Restructuring costs of programs undertaken in 2002, which are mainly related to the closure of one plant in France (€ -7 million), for which reliable estimates were not available at the time of the decision.

(d)	Holdings activities: mainly comprise in 2003:

- The downsizing of certain research and development centers in France (€ -9 million).

- The plan for adaptation of the corporate costs structure to the business environment (€ -4 million).

(2)	As of June 30, 2004, the change in perimeter amounts to € 25 million and is related to the purchase price allocation of Fortune (note 2) for € 19 million and of Command Post for an amount of € 6 million.

As of June 30, 2003 and December 31, 2003 the change in perimeter is mainly due to revision of the purchase price allocation of PDSC (€ 19 million and € 18 million respectively) and of Grass Valley (€ 3 million) as of June 30, 2003.

(3)	Mainly includes currency translation adjustments and reclassification of assets write down.

As of June 30, 2004 includes mainly currency translation adjustments and reclassification of write-down of assets which amounted to € -3 million and to € -78 million (June 30, 2003: € -6 million and € -51 million, respectively and December 31, 2003: € -9 million and € -65 million, respectively).

Other reclassification as of June 30, 2004 relates to gain on curtailments of pension and postretirement plans. Related gain amounted to € 32 million have been reclassified contra the related pension and postretirement liabilities.

c) Other reserves

	Warranty	Losses on subsidiaries (1)	Others (2)	TOTAL
	(in millions of euro)
As of December 31, 2002	92	51	73	216

Current period expense	58	—	10	68
Release of provision	(4)	(1)	(17)	(22)
Usage during the period	(67)	(4)	(34)	(105)
Currency translation adjustments and others	(5)	20	25	40

As of June 30, 2003	74	66	57	197

Current period expense	69	4	18	91
Release of provision	—	1	—	1
Usage during the period	(56)	4	(6)	(58)
Currency translation adjustments and others	(8)	(16)	(1)	(25)

As of December 31, 2003	79	59	68	206

Current period expense	47	—	20	67
Release of provision	(2)	—	(4)	(6)
Usage during the period	(54)	—	(18)	(72)
Currency translation adjustments and others	2	1	(8)	(5)

As of June 30, 2004	72	60	58	190

(1)	Mainly includes the losses in excess of the Group investment in unconsolidated companies.
(2)	As of June 30, 2004, other reserves include mainly accruals for litigation risks for € 15 million (€ 15 million as of December 2003), contract risks for € 9 million (€ 11 million as of December 2003).

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

12. FINANCIAL DEBT (SHORT-TERM AND LONG-TERM)

	June 30, 2004	June 30, 2003	December 31, 2003
	(in million of euros)

Debt due to financial institutions (1)	818	542	617
Convertible/exchangeable bond (October 2000) (2)	611	782	782
Convertible/exchangeable bond (March 2002)	600	600	600
Bank overdrafts	12	11	24
Other financial debt	72	57	44
Accrued interest including premium (3)	50	46	61

Total	2,163	2,038	2,128

(1)	As of June 30,2004 debt due to financial institutions includes the effect of the consolidation of the Mexicali synthetic lease (see note 15) for an amount of € 188 million, of which € 5 million was considered as a capital lease and was already consolidated as of December 31, 2003. Debt related to the synthetic lease in Poland of € 138 million was reimbursed during the first half of 2004.
(2)	During the first half of 2004, 2,350,553 convertible bonds due 2006 of € 72.67 nominal value each were repurchased and cancelled for an aggregate amount of € 182 million, decreasing nominal debt by € 171 million and accrued interest by € 11 million.
(3)	As of June 30, 2004 accrued interest is broken down into (i) € 42 million (€ 39 million as of June 30, 2003) for the premium due at maturity on the October 2000 convertible bond, which is recorded as a financial expense over the bond duration and (ii) € 8 million (€ 7 million as of June 30, 2003) of interest. Interests on “debt related to Technicolor acquisition” (note 13) are included in the total “debt related to Technicolor acquisition”.

13. DEBT RELATED TO TECHNICOLOR ACQUISITION

As of June 30, 2004 the promissory notes related to the acquisition of Technicolor amount to € 93 million (USD 113 million) including accrued interest, compared to € 284 million and € 178 million respectively as of June 30, 2003 and December 31, 2003. The final instalment on these notes is repayable in one remaining instalment on March 16, 2005. Thomson may elect to pay € 68 million (USD 83 million) of the notes in Thomson shares (within the limit of 4 million shares authorized by the General Assembly of Shareholders).

Accrued interest on the notes amounted to € 9 million, € 22 million and € 15 million, respectively as of June 30, 2004, June 30, 2003 and December 31, 2003.

On March 16, 2004 an amount of € 84 million (USD 103 million) plus € 8 million (USD 10 million) of interest was paid in cash on the maturity date of the third instalment of the promissory notes.

The remaining promissory notes interest rates are based on 6 month Libor plus a margin of 0.75% (for the two first maturities the rate was based on 3 month Libor). The latest applicable quotation for 6 month Libor dated March 12, 2004 was 1.145%.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

14. STATEMENT OF CASH FLOWS

Acquisition of investments in subsidiaries and affiliated companies are broken down as follows converted at the historical exchange rate of the payment:

	June 30, 2004	June 30, 2003	December 31, 2003
	( in millions of euro)
Technicolor (1)	(84)	(137)	(224)
HNS	(204)	—	—
Fortune	(42)	—	—
Canal+ Technologies	—	(102)	(102)
Command Post	(11)	—	—
ParkerVision	(9)	—	—
ATLINKS	—	(68)	(69)
Cinecolor	—	—	(15)
Digital Cinema (complementary acquisition)	—	—	(15)
Recoton	—	—	(50)
Other	(72)	(71)	(133)
Acquisition of investment	(422)	(378)	(608)
- Cash position of companies acquired	—	39	43

Acquisition of investment, net	(422)	(339)	(565)

(1)	Considerations paid in 2004 and 2003 correspond mainly to the instalments of the promissory note (note 13) together with a € 2 million reimbursement received from Carlton (for year 2003).

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

15. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

(In accordance with the “Autorité de Marchés Financiers “ recommendation issued in February 2002)

The two tables presented below provide information regarding contractual obligations and commercial commitments as of June 30, 2004 for which Thomson is obliged to make future cash payments. These tables include firm commitments that would result in unconditional or contingent future payments, but exclude all options held since the latter are not considered as firm commitments or obligations. When an obligation leading to future payments can be cancelled through a penalty payment, the future payments included in the tables are those that management has determined most likely to occur given the two alternatives. No material commitment is omitted in this note 15, in accordance with French GAAP.

Guarantees given by entities of the Group securing debt, capital leases, operating leases or any other obligations or commitments of other entities of the Group are not disclosed as the related obligations are already included in the two tables below.

Contractual obligations	Amount of commitments expiring per period
(€ in millions)	December 31, 2003 Total	June 30, 2004 Total	Less than 1 year	> 1 and =< 3 years	> 3 and =< 5 years	After 5 years
Financial debt (1)	2,128	2,163	320	805	601	437
Debt related to Technicolor acquisition (1)	178	93	93	—	—	—

Unconditional future payments
Capital leases	61	56	9	14	13	20
Operating leases (2)	485	431	78	131	86	136
Others (3)	137	64	22	28	12	2

Unconditional purchase obligations
— Financial investments	28	3	—	2	1	—
— Property, plant and equipment (4)	73	45	45	—	—	—

Contingent future payments
Guarantees given (5)	65	102	—	15	50	37
Other conditional obligations (6)	63	96	20	40	21	15

(1)	Financial debt (note 12) and debt related to Technicolor acquisition (note 13) are reported for their principal amounts and accrued interest as of June 30, 2004. Future interest expense and the impact of interest rate swaps are not reported in this table. Currency swaps, hedging operations and foreign exchange options are described below in a separate table.

(2)	Operating leases are described below in (a) of this note.

(3)	Other unconditional future payments relate mainly to information technology service agreements and general sponsoring agreements entered into in the U.S.A

(4)	Unconditional purchase obligations comprise mainly DVD plant expansions in the U.S.A as well as certain equipments following the acquisition of Fortune.

(5)	Guarantees given for assets disposal.

(6)	Conditional obligations include contingent earn out payment related to the purchase of 20% of Technicolor Digital Cinema L.L.C., and other obligations, and other contractual advances.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Commercial commitments	Amount of commitments expiring per period
(€ in millions)	December 31, 2003 Total	June 30, 2004 Total	Less than 1 year	> 1 and =< 3 years	> 3 and =< 5 years	After 5 years
Unconditional future payments
Royalties (1)	2	1	—	1	—	—
Commercial purchase obligation (2)	123	160	117	30	12	1
Contingent future payments
Guarantees given:
— to suppliers	5	1	1	—	—	—
— for legal court proceedings and custom duties (3)	62	72	23	19	—	30
— other (4)	19	20	15	3	1	1

Total	86	93	39	22	1	31
Standby letters of credit (5)	110	82	82	—	—	—
Other commercial commitments	10	7	1	6	—	—

(1)	Royalties to be paid for which future amounts are fixed. Royalties to be paid for which the amount is based on a per unit basis are not included, except if a fixed minimum amount will be charged. These are mainly related to licensing fee agreements.

(2)	Commercial purchase obligations include commitments to buy advertising space for € 71 million, in its cinema sale house activity.

(3)	These guarantees comprise:

- Guarantees for customs duties amount to € 50 million and comprise mainly duty deferment guarantees, required by the customs administration to benefit from a derogatory customs regime. Imported goods are normally taxed when they enter the territory. In the case of regular import flows, customs may grant a derogatory regime, under which a cumulated duty payment is made after a determined one-month credit period. The carrying value of this guarantee is to cover the duties to be paid during the credit period.

- The Group also grants to customs administrations various operation guarantees to exempt from duties goods transiting through custom warehouses for re-exportation, and transit guarantees in order that taxes are paid on goods only at their final destination in the import country. The maturity of these bank guarantees match the one-month renewable term of the agreements.

- Guarantees given for legal court proceedings amount to € 22 million. It comprises a € 15 million bank guarantee that Thomson gave to the Italian direct tax office in order to be allowed to pay by instalment its tax debt resulting from the reassessment of its taxable income from 1993 to 1998.

(4)	Other contingent future payment comprise performance guarantees issued by banks that the Group must provide to its clients under the terms of many of its long-term contracts. As of June 30, 2004, and December 31, 2003 these guarantees amount to € 13 million, and € 14 million respectively, mainly related to its broadcast activities.

(5)	Standby letters of credit relate mainly to guarantees in favour of suppliers.

Commitments related to financial instruments held by the Group generate both future cash payments and receipts Therefore they have not been disclosed in the two tables above as well as options. These commitments, as well as options, are disclosed in the following table for their related cash inflow and outflow amounts.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

	June 30, 2004	June 30, 2003	December 31, 2003
	(€ in millions)
Currency swaps	1,721	2,129	2,106
Forward exchange contracts	1,188	1,194	1,641
Interest rate swaps	215	262	237
Foreign exchange options	185	169	13

Total commitments given	3,309	3,754	3,997

Currency swaps	1,738	2,116	2,148
Forward exchange contracts	1,200	1,212	1,667
Interest rate swaps	215	262	237
Foreign exchange options	188	166	13

Total commitments received	3,341	3,756	4,065

Actuarial valuations for the retirement benefit are made on an annual basis and are not available as of June 30, 2004. As of December 31, 2003 unrecognized obligation amounted to € 244 million.

Guarantees and commitments received amount to € 1 million, € 1 million and € 2 million as of June 30, 2004, June 30, 2003 and December 31, 2003.

(a) Operating leases

Commitments related to future minimum and non-cancellable operating lease payments amount to € 431 million as of June 30, 2004 and are detailed below (€ in millions):

2004	78
2005	75
2006	56
2007	47
2008	39
Thereafter	136

Total	431

The significant operating leases are as follows:

In 2000, two leases were contracted related to the sales of office buildings in Boulogne and Indianapolis and are accounted for as operating leases:

- Thomson S.A. sold an office building located in Boulogne-Billancourt, France for € 91 million (€ 89 million net of costs) on February 29, 2000. The building was leased back from the purchaser for a six-year period. The lease requires Thomson S.A. to pay customary operating and repair expenses and to observe certain operating restrictions and covenants. The lease contains renewal options at the end of the initial lease period.

- Thomson, Inc. sold a U.S. office building (administration and technical services buildings) in March 2000 for € 57 million net of costs. The buildings were leased back from the purchaser for a twelve-year period. The lease requires Thomson, Inc. to pay customary operating and repair expenses and to observe certain operating restrictions and covenants. The lease contains renewal options at the end of the initial lease period.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Consolidation of Special Purpose Entities

As of December 31, 2003, Thomson had two special purpose entities (SPEs), one implemented in place in 2000 for a synthetic lease financing for Thomson Display Mexicana S.A. de C.V. of a new television tube manufacturing facility located in Mexicali (Mexico) and the other one implemented in place in 2001 for a synthetic lease financing for Thomson multimedia Polska sp.zo.o (Poland) of its existing tube manufacturing equipment.

In accordance with Article 133 of the French Law on Financial Security (Loi de Sécurité Financière or “LSF”) issued on August 1, 2003 (note 1), these SPE have been consolidated retroactively as of December 31, 2003, with the impact booked to equity for € -44 million.

On March 31, 2004 the € 138 million debt of the Polish SPE was reimbursed and the synthetic lease thereby terminated.

Following this SPE consolidation, as of June 30, 2004, the Group no longer reports off-balance sheet future payments related to synthetic leases (note 1). As of December 31, 2003 these payments totalled € 42 million for Thomson Displays Mexicana, S.A. de C.V. and € 13 million for Thomson multimedia Polska sp.zo.o.

For the Mexican transaction the Group provides a residual value guarantee, which may be due upon termination of the contract if the Group decides not to buy back the equipment. The maximum contingent liability amounts to € 148 million.

(b) Other commitments

As of June 30, 2004, June 30, 2003, and December 31, 2003, the Group has restricted cash deposits totalling € 71 million, € 86 million and € 76 million, respectively.

In addition, the Group received payments from clients in order to finance the development costs of certain long-term contracts. In order to guarantee the reimbursement of such payment if the Group does not fulfill its contractual obligations, the Group may set up, at the client’s request, advance payment restitution guarantees. As of June 30, 2004, June 30, 2003, and December 31, 2003, these guarantees amount to € 12 million, € 26 million and € 22 million, respectively.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

16. CONTINGENCIES

Legal Proceedings

There were no significant developments in the legal proceedings disclosed as of December 31, 2003 with the exception of the following cases:

Parental Guide of Texas

In March 2004, Parental Guide and Thomson, Inc. each filed summary judgment motions contending respectively that as a matter of law it should prevail in the lawsuit. In a letter, dated April 30, 2004, the Court notified the parties that it had decided to grant Thomson, Inc.’s motion for summary judgment and had cancelled the trial scheduled to commence on May 10, 2004.

Pegasus Development Corporation and Personalized Media Communications, L.L.C.

In March 2004, the U.S. District Court for the Northern District of Georgia remanded the case back to the U.S. District Court for the District of Delaware.

Superguide Corporation

In April 2004, the Federal Circuit denied the defendants’ Petition for Panel Rehearing and Rehearing En Banc and the case has been remanded to the District Court in North Carolina for further proceedings.

Taoyuan County Former RCA Employees’ Solicitude Association (the “Association”)

In April 2004, the Association filed a purported class action under Article 41 of the Taiwan Code of Civil Procedure in the Taipei District Court, Taiwan, Republic of China against TCE Television Taiwan Ltd. and General Electric International, Inc. The Complaint alleges that the defendants failed to provide employees with necessary instruction on how to protect themselves and failed to take measures to store or dispose of chemicals used in the operation of the Taoyuan electronics plant. The Association claims damages in the amount of TWD 2.4 billion (€ 59 million at May 26, 2004 noon buying rate) to compensate the members of the Association for the alleged higher-than-normal incidents of cancer and disease suffered by the former plant employees who worked at the facility during the period 1970-1992. Based on the information currently available, the Group is not in a position to estimate the liability and intends to vigorously defend the allegations set forth in the Complaint.

IP Innovation

In May 2004, IP Innovation, Technology Licensing Corp. and Thomson, Inc. entered into a settlement and license agreement resolving the Indiana case. The resolution provides for a past and future license to Thomson in the field of consumer electronics.

James Stalcup and Mary Gick Class Action

On May 24, 2004 the Court conducted a fairness hearing which resulted in an Order from the Court granting final approval of the settlement and a judgment of dismissal with respect to Thomson, Inc.

Morris Reese

In May, 2004 Morris Reese filed suit against ATLINKS USA, Inc. (a wholly owned subsidiary of Thomson) and numerous other manufacturers and distributors of telephone equipment in the U.S. District Court for the Eastern District of Texas, Marshall Division, alleging infringement of a U.S. patent 6,427,009 which relates to call waiting caller ID technology. The Company intends to vigorously defend the allegations set forth in the Complaint.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

Anti-dumping on televisions manufactured by Thomson’s Thailand unit

Customs authorities in seven European countries are assessing imports into the European Union by Thomson subsidiaries of televisions manufactured by Thomson in Thailand. These proceedings relate to different periods according to the different rules in each country, beginning at the earliest in 1997 and ending at the latest in August 2002. In accordance with the relevant procedures, Thomson received in May 2004 various re-assessment notices relating to anti-dumping duty, excluding interest and any penalties applicable, in the United Kingdom, Germany, Italy, Spain and Denmark in an aggregate amount of € 7,614,681. To date, authorities in France and Sweden have not issued re-assessment notices. Thomson believes that it has correctly declared an paid duties on the imported televisions concerned and accordingly strongly disputes the grounds of these re-assessments.

Metabyte, Inc., et al. v. Canal+ Technologies, S.A.

In 2001, Metabyte, Inc. and Vivek Mehta (the “plaintiffs”) and Canal+ Technologies, S.A. entered into several agreements which ultimately gave Canal+ Technologies control over Metabyte Networks, Inc. (“MNI”), a company owned by plaintiffs. One of the agreements was a Put Option Agreement (POA) whereby the common shareholders of MNI could require Canal+ Technologies to purchase their shares in three Tranches. The POA specifically provided that it would only be exercisable in the event that MNI first met certain technical and financial milestones which were to be set by MNI’s board and Canal+ Technologies. No milestones were ever set. In 2002, Canal+ Technologies rejected plaintiffs’ attempt to exercise the put option. Plaintiffs filed suit against Canal+ Technologies in October 2002 in U.S. District Court for the Northern District of California alleging breach of contract and breach of the covenant of good faith and fair dealing. In June 2004, the Court denied Canal+ Technologies’ motion for summary judgment, which asserted that the POA was an unenforceable agreement to agree, ruling that material issues of fact exist with respect to several matters including whether Canal+ Technologies through the conduct of the individuals it placed on the MNI board excused MNI from the condition precedent of setting and meeting milestones. No trial date has been set. If exercised, the POA would have cost Canal+ Technologies approximately $13.5 million.

Thomson Group

CONDENSED NOTES TO THE UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

All amounts indicated in the tables are expressed

in millions of euro, unless otherwise stated

17. SUBSEQUENT EVENTS

On January 28, 2004 Thomson and TCL signed an agreement in order to form a joint venture in the TV sector, of which Thomson will hold 33% and TCL 67%. Thomson will contribute to the joint venture its industrial TV assets located mainly in Mexico, Poland, and Thailand, as well as its R&D centers located in the U.S., Germany, and Singapore. The joint venture “TCL-Thomson Electronics” (TTE) will be licensed by Thomson for certain intellectual properties (trademarks and patents) and will exclusively use Thomson services for the distribution of TV sets in Europe and in the U.S.

The Group estimates the transaction, including obtaining all governmental and administrative approvals, will be closed in July 2004. Thomson will not have either a controlling interest nor joint control of TCL-Thomson Electronics, and from that date the joint venture will be consolidated using equity method in Thomson consolidated financial statements. No estimates of the likely impact of the closure of the transaction has been taken into accounts as of June 30, 2004.

On July 5th Thomson signed a new € 1.75 billion syndicated credit facility with a consortium of banks. The five-year facility replaces a previous facility in an amount of € 800 million (originally € 1.2 billion), which was simultaneous cancelled.

The Board of Thomson, which met on July 20, 2004 to approve the half-year results, also approved several key initiatives designed to accelerate the implementation of the Group’s strategy (the “Proposed Plan”) and called an Extraordinary/Ordinary General Meeting (EGM) to seek approval by shareholders of the elements of the Proposed Plan requiring shareholders’ authority. The Proposed Plan will include the following:

(i)	a USD 500 million strategic investment by Silver Lake Partners (“Silver Lake”).

(ii)	an offer of a maximum of 15 million warrants (Bons d’Acquisition ou de Souscription d’Actions, or “BASAs”) to individual shareholders meeting certain pre-defined conditions.

(iii)	a stock option plan of approximately 3% of Thomson’s equity, half of which would be covered by treasury stock.

(iv)	a € 400 million share buy-back program to be executed over an 18 month period through open market purchases.

The different elements of the Proposed Plan will be implemented as promptly as possible after approval by the EGM.

The securities and transactions mentioned in these financial statements have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold, or conducted, as the case may be, in the United States absent registration or exemption form registration under the Securities Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4th, 2004	THOMSON S.A.

	By:	/s/ Julian Waldron
Name: Julian Waldron
Title: Senior Executive Vice President, Chief Financial Officer